UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No.)*

I-MAB
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

44975P1030
(CUSIP Number)

 To Tony Chin
T INVESTMENT LIMTED
Flat B, 4th Floor, Haven Commercial Building
6-8 Tsing Fung Street
Hong Kong
(852) 9013 6270

With a copy to:
Yang Wang, Esq.
Stephen M. Leitzell, Esq.
DECHERT LLP
Circa Center
2929 Arch Street
Philadelphia, Pennsylvania 19104
(215) 994-2621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
T INVESTMENT LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
BRITISH VIRGIN ISLANDS

NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 -

	8	SHARED VOTING POWER
8,172,022 Ordinary Shares

	9	SOLE DISPOSITIVE POWER
- 0 -

	10	SHARED DISPOSITIVE POWER
8,172,022 Ordinary Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,172,022 Ordinary Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.89%

14	TYPE OF REPORTING PERSON
IV

CUSIP No. 44975P1030

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.  Security and Issuer.

This statement relates to the Ordinary Shares, par value $0.0001 per share (the “Shares”), of I-MAB, an exempted Cayman Islands company (the “Issuer”). The address of the principal executive offices of the Issuer is Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District, Shanghai, 201210, People’s Republic of China.

Item 2.  Identity and Background.

(a) This statement is filed by T Investment Limited, a British Virgin Islands business company (“T Invest”), with respect to the Shares directly and beneficially owned by it.  The foregoing entity is hereinafter sometimes referred to as the “Reporting Person”.
(b) The address of the principal office of T Invest is Flat B, 4th Floor, Haven Commercial Building 6-8, Tsing Fung Street, Hong Kong.

(c) T Invest is a private investment holding company.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source or Amount of Funds or Other Consideration.

The Shares purchased by T Invest were purchase pursuant to a letter agreement with the Issuer. The aggregate purchase price of the 8,172,022 Shares beneficially owned by ART PL is approximately $11,849,431.90.
Item 4.  Purpose of Transaction.

The Reporting Person purchased the Shares based on the Reporting Person’s belief that the Shares represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with unitholders of the Issuer or other third parties about the Issuer and the Reporting Person’s investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by the Reporting Person named herein is based upon 191,911,402 Shares outstanding, as of March 31, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report of Foreign Issuer on Form 20-F filed with the Securities and Exchange Commission on May 1, 2023.

a.	As of the close of business on November 22, 2023, T Invest beneficially owned 8,172,022 Shares.
Percentage: Approximately 9.89%

b.
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,172,022
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,172,022

c.	Except as disclosed herein, the Reporting Person has not effected any transactions during the past sixty (60) days in any securities of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.  Material to Be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 2023

T INVESTMENT LIMITED

By:	/s/ To Tony Chin
Name: To Tony Chin
Title: Director